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robert.zecher@shearman.com (212) 848-4763	April 5, 2012

Chad Eskildsen
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: First Eagle Funds (the “Trust”) – Form N-CSR Filing

Dear Mr. Eskildsen:

This letter responds to your comments received on March 29, 2012, regarding the Trust’s Form N-CSR filing, which was filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2012.  After a telephone call with you this past Wednesday, we understand the only remaining comment warranting discussion is related to the presentation of performance data (specifically, the 10-year growth of an initial $10,000 investment) for the First Eagle Global Fund (page, 21), First Eagle Overseas Fund (page, 43) and First Eagle Gold Fund (page, 71) (each a “Fund”, collectively, the “Funds”).

I.                   Performance Data – Graphs Highlighting Growth of an Initial $10,000 Investment

1.      COMMENT - You commented that the performance graphs for the Funds, highlighting growth of an initial $10,000 investment, do not appear to include each Fund's respective front-end sales load. You asked that we confirm whether or not each Fund’s front-end sales load is included in our calculations.

RESPONSE:  We confirm each Fund’s front-end sales load is included in our calculations.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4763.

Very truly yours,

/s/ Robert A. Zecher

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